Peak Bio, Inc.

3350 W. Bayshore Rd., Suite 100

Palo Alto, CA 94303

January 31, 2023

VIA EDGAR

Attention:	Jimmy McNamara
Christine Westbrook

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Peak Bio, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 5, 2023

File No. 333-268801

Ladies and Gentlemen:

This letter sets forth the response of Peak Bio, Inc. (the “Company” or “Peak Bio”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 18, 2023 (the “Comment Letter”), with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Prospectus Summary

Background page 4

1.

We note your disclosure indicating that certain subscription agreements were effective as of October 31, 2022. To the extent you have not done so, ensure that you disclose the material terms of each of the financing transactions entered into in connection with the closing of the business combination, including as examples only, the New PIPE Shares, PIPE Financing Warrants, Bridge Loan PIPE Shares, the convertible note referenced on page 85 and payment agreements referenced on page F-29.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5, 6 and 89 of the Amended Registration Statement in response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funding Requirements, page 96

2.

We note your response to prior comment 6 and your disclosure that you enhanced your liquidity position by, among others, a $750,000 sale of stock under a previously disclosed forward share purchase agreement with Frost Gamma Investments Trust. We note your disclosure on the cover page that an amount of $749,127 that was held in escrow was released to the company in connection with the forward share purchase agreement. Please revise to clarify your reference to this transaction as a stock sale that enhanced your liquidity position.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 97 of the Amended Registration Statement in response.

General

3.

We note from your disclosure in Item 3.01 of Form 8-K, filed January 9, 2023, that it appears your NASDAQ listing was suspended. Please update your disclosure accordingly to discuss the suspension and the appeal and review process. In addition, please note that unless the shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, your selling shareholders must sell at a fixed price. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the prospectus cover page and pages 7, 8, 10, 66, 78, 185, 195, 198 and F-91 of the Amended Registration Statement in response.

4.

We note from your disclosure in Item 7.01 of Form 8-K, filed November 2, 2022, that Chardan Capital Markets LLC withdrew from its role as financial advisor to Ignyte and will no longer receive any financial advisory fee. Please update your disclosure accordingly to discuss this withdrawal.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5 of the Amended Registration Statement in response.

*****

We respectfully request the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please contact Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2553 or Scott A. Cowan of DLP Piper LLP (US) at (973) 520-2554 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

PEAK BIO, INC.

By:	/s/ Stephen LaMond
Name: Stephen LaMond
Title: Interim Chief Executive Officer

cc:	Stephen LaMond, Peak Bio, Inc.

Andrew P. Gilbert, DLA Piper LLP (US)

Scott A. Cowan, DLA Piper LLP (US)